d·local

Q1 2022
Earnings Presentation
NASDAQ: DLO



Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Note Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

1Q22
Results

Strong start to the year 2022

SCALE

TPV ($M)



127%
YoY
$926
$2,104
1Q21
1Q22

GROWTH

REVENUE ($M)



117%
YoY
$40
$87
1Q21
1Q22

RETENTION

190%

NET REVENUE RETENTION RATE

PROFITABILITY

38%

ADJUSTED EBITDA MARGIN[1]

Note: Unaudited quarterly results

[1] dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

We continue to deliver disciplined profitable growth with LTM Adjusted EBITDA of $114M

Adjusted EBITDA[1] ($M) and Adjusted EBITDA margin (%) evolution



84%
YoY
$18
$33
1Q21
1Q22



118%
YoY
$52
$114
LTM 1Q21
LTM 1Q22

Note: 1 dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

High growth across well diversified verticals

2Q22 TPV breakdown by vertical (%)


SaaS
Other
Gaming
Streaming
Financial Services
Commerce
eLearning
$2.1B
TPV
Advertising
On-demand Delivery
Travel
Ride Hailing

YoY TPV by vertical (x)

Entertainment	**>1.7x**
Consumption	**> 5x**
Mobility	**> 2x**
Services	**> 1.8x**

We continue to expand our footprint in emerging markets

37
COUNTRIES AS OF 1Q22

LATAM



Argentina • Bolivia • Brazil • Chile • Colombia • Costa Rica • Dominican Republic • Ecuador • El Salvador • Guatemala • Mexico • Panama • Paraguay • Peru • Uruguay

EMEA



Cameroon • Egypt • Ghana • **Ivory Coast** • Kenya • Morocco • Nigeria • **Rwanda** • Senegal • South Africa • Tanzania • Turkey • Uganda

1Q22 Additions

APAC



Bangladesh • China • India • Indonesia • Malaysia • Pakistan • Philippines • Thailand • Vietnam

Note: Map is a representation of our coverage and may not be geographically accurate.

All regions experiencing solid growth
Asia and Africa contributing 11% to revenues

Revenue by region – LatAm ($M)


116%
YoY
$78
$36
1Q21
1Q22

Revenue by region – Asia & Africa ($M)


127%
YoY
$10
$4
1Q21
1Q22

Note: Unaudited quarterly results

Committed to growing our business outside LatAm in emerging markets

460+ FTE
+46% YoY
AMERICAS


Jacobo Singer
President

562
TOTAL FTE 1Q22
+54% YoY

100+ FTE
+104% YoY
EMEA & APAC

Note: Map is a representation of our coverage and may not be geographically accurate.

Successful land-and-expand strategy across emerging markets

Selected examples of merchant growth in Asia & Africa

Nigeria
\# of merchants (1st years vs. 1Q22)
2020 = 5+
1Q22 = 10+

India
\# of merchants (1st years vs. 1Q22)
2018 = 5+
1Q22 = 55+

10+ NEW SIGNIFICANT MERCHANTS
ONBOARDED IN 1Q22



LATAM EMEA APAC

South Africa
\# of merchants (1st years vs. 1Q22)
2020 = 4+
1Q22 = 10+

Indonesia
\# of merchants (1st years vs. 1Q22)
2019 = 1+
1Q22 = 15+

Note: Map is a representation of our coverage and may not be geographically accurate.

More than doubled TPV and revenue in 1Q22



TPV evolution ($M)
127%
YoY
13%
QoQ
$926
$1,456
$1,812
$1,856
$2,104
1Q21
2Q21
3Q21
4Q21
1Q22



Revenue evolution ($M)
117%
YoY
15%
QoQ
$40
$59
$69
$76
$87
1Q21
2Q21
3Q21
4Q21
1Q22

Note: Unaudited quarterly results

Existing and new merchants driving growth

Revenue composition ($M)



190%
NRR¹
$40
$36
$11
$87
1Q21
Existing Merchants
New Merchants
1Q22



EXISTING MERCHANT REVENUE EVOLUTION ($M)
$33
$40
$57
$69
$77
1Q21
2Q21
3Q21
4Q21
1Q22



NEW MERCHANT REVENUE EVOLUTION ($M)
$7
$19
$12
$8
$11
1Q21
2Q21
3Q21
4Q21
1Q22

Note: Unaudited quarterly results

[1] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Continuous expansion in gross profit and EBITDA

Gross profit evolution ($M)


87%
YoY
12%
QoQ
$23
$39
$44
1Q21
4Q21
1Q22

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution


44%
38%
38%
84%
YoY
13%
QoQ
$18
$29
$33
1Q21
4Q21
1Q22

Note: Unaudited quarterly results

1 dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Investment highlights

We power a **massive and expanding Emerging Markets ecosystem**

We are **directly integrated** with some of the world's biggest online merchants in the world, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across Emerging Markets

Our business model is **well-diversified across industries and clients**

We are **growing rapidly and profitably at scale**

d·local

Thank you!



APPENDIX

What problems are we addressing?



Complex and changing regulatory and tax frameworks



Poor conversion and high fraud



Multiple local payment methods with rising fragmentation

Financial highlights

1Q22 Adjusted EBITDA Bridge ($M)


$29
$2
$2
$0
$0
$33
1Q22 Operating Profit (IFRS)
D&A
Stock-Based Compensation
Impariment Gain / Losses on Financial Assets
Other Adjustments 1
1Q22 Adjusted EBITDA (IFRS)

1Q21 Adjusted EBITDA Bridge ($M)


$19
$1
$1
$0
-$2
$18
1Q21 Operating Profit (IFRS)
D&A
Stock-Based Compensation
Impariment Gain / Losses on Financial Assets
Other Adjustments 2
1Q21 Adjusted EBITDA (IFRS)

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results.

[1] Other Adjustments for 1Q22 includes secondary offerings expenses ($0.1M).

[2] Other Adjustments for 1Q21 includes secondary offerings expenses ($0.7M), M&A transaction costs ($0.1M) and other operating loss/(gain) (-$2.9).

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	Three-month period ended March 31,	
	2022	**2021**
Profit for the period	**26,273**	**16,927**
Income tax expense	1,213	1,379
Other operating (gain)/loss	-	(2,896)
Depreciation and amortization	1,723	515
Secondary offering expenses[1]	89	705
Transaction costs[2]	-	113
Share-based payment charges	2,034	565
Other charges, Net[3]	1,524	533
Adjusted EBITDA	**32,856**	**17,841**

Note: Unaudited quarterly results.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1] Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] Corresponds to other minor adjustments (full reconciliation in financial statements)